Exhibit 99.1

GCL Announces the Global Console and PC Version 1.0 Release of ‘Realm of Ink’

SINGAPORE – May 26, 2026 – GCL Global Holdings Ltd (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), together with developer Leap Studio, has officially launched “Realm of Ink,” the highly anticipated fast-paced action roguelite. The game is now available in its full V1.0 release for PC via Steam and Epic Games Store, alongside launches on PlayStation 5, Xbox Series, and Nintendo Switch.

Blending breathtaking Chinese-inspired ink art, fluid 2.5D visuals, and lightning-fast combat, “Realm of Ink” follows Red, a relentless swordswoman trapped within a world written in ink. As she hunts the mysterious Fox Demon, Red uncovers a devastating truth: her fate has already been written within the pages of a book. To escape, she must battle through illusion, challenge fate itself, and carve a new destiny one page at a time.

In “Realm of Ink,” death is only the beginning. Each defeat returns Red to the Inn, a sanctuary filled with allies, upgrades, unlockable combat forms, and new opportunities to reshape every future run. More than cosmetic variations, each playable form introduces distinct weapons, skills, combat identity, and powerful build possibilities, encouraging players to experiment with new strategies, elemental Ink Gems, and evolving relic combinations as they fight deeper into the Ink Realm.

“Today’s launch of ‘Realm of Ink’ marks an exciting milestone for GCL and our publishing team at 4Divinity,” said Sebastian Toke, Group CEO at GCL. “From its breathtaking ink-inspired art style to the fast-paced, rewarding gameplay, ‘Realm of Ink’ represents the kind of bold, high-quality interactive entertainment we are committed to bringing to players around the world. We are incredibly proud of what Leap Studio has created and grateful for the passion and support the community has shown throughout development. With the game now having exited Early Access on Steam and launching globally across PC and consoles, we look forward to seeing players immerse themselves in the Ink Realm and experience this unforgettable journey firsthand.”

To celebrate today’s launch, 4Divinity has unveiled a new trailer featuring never-before-seen gameplay and stunning cinematics. Offering fans the most exciting look yet at the game’s brutal combat, haunting ink-painted environments, and evolving narrative, the trailer welcomes players into the beautifully crafted world of “Realm of Ink” as it launches worldwide today.

In support of the full launch, Leap Studio  is also excited to announce a special crossover collaboration with 91Act, bringing content inspired by “BlazBlue Entropy Effect” into the Ink Realm.

Available now as part of the ‘Realm of Ink’ launch update, players can unlock Oread, the formidable Stage 4 boss from “BlazBlue Entropy Effect,” as a fully playable character form. Entering the battlefield with devastating style, Oread arrives equipped with a powerful new Ink Gem, two exclusive Ink Pet skins, and unique perks designed to complement her aggressive combat abilities, opening up bold new build possibilities for players ready to master her relentless fighting style.

About “Realm of Ink”

“Realm of Ink” is a fast-paced, ink-washed action roguelite where the line between fate and freedom begins to blur. As the protagonist Red pursues the Fox Demon, she discovers she exists inside a story not of her own making, and the only path to freedom is rebellion.

Within this living manuscript, every death reshapes the narrative. Players unlock new combat forms, supernatural abilities, and evolving Story Relics that transform each run into a new battle for survival. Along the way, they will confront powerful bosses guarding the truth behind the Ink Realm and encounter more than 20 mythical beings inspired by Chinese folklore and literature.

With every slash, revelation, and rebirth, players move closer to breaking the cycle and writing their own ending.

Key Features

●	Endless Cycles & Rebirth: Break free from prewritten fate as you unlock powerful new forms with every run. Harness the Fox Demon’s immortal abilities, uncover evolving Story Relics, and challenge four unique bosses standing between you and the truth.

●	Creative, Fierce & Fluid Combat: Master nine distinct combat forms and weapons, each with unique playstyles. Equip more than 40 elemental Ink Gems to forge devastating synergies and enhance your build with over 200 unlockable perks and artifacts.

●	Evolving Ink Pets: Fight alongside deadly Ink Pets capable of evolving into more than 15 unique forms depending on your chosen Ink Gem combinations and combat style.

●	A Vibrant Eastern Fantasy World: Explore four atmospheric realms inspired by Chinese folklore, battle more than 20 mythical creatures, and uncover hidden stories through lore encounters and character interactions.

Download the press kit here

Request review code is available now! Request your copy here For more information on Realm of Ink, follow 4Divinity on X, Instagram, Facebook, or Discord.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles and PCs. Learn more at https://www.gclglobalholdings.com/

About 4Divinity

4Divinity Pte. Ltd. is a digital and retail games publishing company and an indirect majority-owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. By combining regional insights with international reach, 4Divinity also partners with publishers and development studios to introduce brand-new IP to the region. Learn more at https://www.4divinity.com/

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F for the fiscal year ended March 31, 2025, as amended, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aumadvisors.com

(646) 652-7185

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